July 15, 2022

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Jane Park and Mr. Jason Drory

Re:	Wave Sync Corp.

Form 10-K filed May 24, 2022

File No. 001-34113

Dear Ms. Jane Park and Mr. Jason Drory:

Please find below our responses to the questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated June 17, 2022 (the “Comment Letter”) relating to the annual report on Form 10-K (File Number: 001-34113), which was submitted to the Commission by Wave Sync Corp. (the “Company” or “we”) on May 24, 2022.

The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated.

We intend to file an amendment to the annual report on Form 10-K/A (the “Amendment”) as set forth in the response below should the Staff is satisfied with or has no further comments to the responses and proposed Amendment.

Form 10-K filed May 24, 2022

Cover Page

1.	Please provide prominent disclosure here disclosing that you were provisionally identified by the Commission on June 1, 2022 under the Holding Foreign Companies Accountable Act. Refer to https://www.sec.gov/hfcaa. In addition, please review the Division of Corporation Finance's December 20, 2021 guidance "Sample Letter to China-Based Companies” available at: https://www.sec.gov/corpfin/sample-letter-china-basedcompanies and update your disclosure to discuss the legal and operational risks associated with being a China-based company, or explain why such comments are not applicable to the company.

Response:	The Company has reviewed the Division of Corporation Finance's December 20, 2021 guidance Sample Letter to China-Based Companies (the “Guidance Sample Letter”) and believes that the Comments 11 and 13 of the Sample Letter could be applicable to the Company. The Company is incorporated in the State of Delaware with its business solely being conducted in the U.S., headquartered in the City of New York, with operations in South Carolina, Missouri. Because of these factors, the Company believes that all of the other comments in the Guidance Sample Letter would not be applicable to the Company, such as (1) the risks associated with the offshore holding companies described as comments; (2) the corporate structure with variable interest entities (the “VIE”) and wholly foreign owned entity (the “WFOE”); and (3) any regulatory supervision and enforcement actions by the Chinese authorities.

We propose to include the following language in the Amendment in accordance with the Staff’s comment to disclose Company’s listing on the Conclusive List of “Commission-Identified Issuer,” by adding the following language to the page 1 of the Amendment:

“Our auditor, Centurion ZD CPA & Co., is required to undergo regular inspections by the PCAOB as an auditor of companies that are publicly traded in the United States and a firm registered with the PCAOB. However, our auditor is based in Hong Kong, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval from China authority, our auditor and its audit work are not currently to be inspected periodically by the PCAOB.

Inspections of auditors conducted by the PCAOB have at times identified deficiencies in those auditors’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections of audit work prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections and may lose confidence in our reported financial information and procedures and the quality of our financial statements.

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. In accordance with the HFCA Act, trading in securities of any registrant on a national securities exchange or in the over-the-counter trading market in the United States may be prohibited if the PCAOB determines that it cannot inspect or fully investigate the registrant’s auditor for three consecutive years beginning in 2021, and, as a result, an exchange may determine to delist the securities of such registrant. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (the “AHFCA Act”), which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period before our securities may be prohibited from trading or delisted if our auditor is unable to meet the PCAOB inspection requirement.

On December 2, 2021, SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate (the “Commission-Identified Issuers”). A Commission-Identified Issuer will be required to comply with the submission and disclosure requirements in the annual report for each year in which it was identified. If a registrant is identified as a Commission-Identified Issuer based on its annual report for the fiscal year ended December 31, 2021, the registrant will be required to comply with the submission or disclosure requirements in its annual report filing covering the fiscal year ended December 31, 2022.

On December 16, 2021, the PCAOB issued its determinations (the “Determination”) that they are unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong. The Determination includes lists of public accounting firms headquartered in mainland China and Hong Kong that the PCAOB is unable to inspect or investigate completely. Our auditor, Centurion ZD CPA & Co. is headquartered in Hong Kong and is included in the PCAOB Determinations.

In June 2022, the Company was provisionally listed under the HFCA Act for retaining Centurion ZD CPA & Co. for its 2021 year end audit. After 15 days of the Company being provisionally listed, the Company was moved to the Conclusive List.

On February 4, 2022, the U.S. House of Representatives passed the America Creating Opportunities for Manufacturing Pre-Eminence in Technology and Economic Strength (COMPETES) Act of 2022 (the “America COMPETES Act”). If the America COMPETES Act is enacted into law, it would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

As a result, we will be required to comply with the submission or disclosure requirements in our annual report filing covering the fiscal year ended December 31, 2022 and our securities may be prohibited from trading on OTCQB or another U.S. stock exchange if our auditor is not inspected by the PCAOB for three consecutive years as specified in the HFCA Act, or two-year if AHFCA Act or America COMPETES Act is enacted into law, and this ultimately could result in our shares of common stock being removed from quotation on the OTCQB. The market price of our shares could be materially adversely affected as a result of anticipated negative impacts of these actions upon, as well as negative investor sentiment towards, companies whose auditors are not inspected fully by the PCAOB, regardless of our actual operating performance.”

2.	Please prominently disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the HFCAA and related regulations will affect your company. In addition, disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. In addition, please disclose that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of “noninspection years” from three years to two years, and thus, would reduce the time before your securities may be prohibited from trading or delisted. Update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

Response:	We believe the language in the above response proposed to be included on page 1 of the Amendment should fully address the Staff’s comment 2.

Note 3, page F-18

3.	Please provide the objective and verifiable evidence that you relied on in determining the $4/share value of the stock issued to acquire Center Florence in November 18, 2021. Tell us why the $.50/share price of stock sold for cash to independent third parties on July 29, 2021 was not deemed a more reliable indicator of fair value.

Response:	We acknowledge Staff’s comment and believe the value of the Company and the value of its common stock has increased from less than $1 per share to more than $1 per share since the new management started developing new business and the Company started generating revenue in 2021. The Company had no substantive operations during the two fiscal years of 2019 and 2020. We have decided to enter into the digital and blockchain business, such as digital mining, crypto currency trading, digital securities exchange, digital custodian, and digitalization of financial assets. After researching digital mining, crypto currency trading, and similar applications, we discovered that it is viable for our company to enter with our personnel, skills and knowhow. In addition, we've created a five-year forecast for the digital mining business. According to our forecasts, we projected that from July 2021 to June 2026 the aggregate earnings will be $81.5 million, or $16.3 million per year on average. During the five-year period, our stock’s earnings per share (“EPS”) are projected to be $2.58 for the entire five years, or $0.52 per year. Given the market price-to-equity ratio (“P/E Ratio”) for the industry where the Company is and the Company's circumstances, we decided on using the P/E Ratio of 1.6 and a projected share price of $0.83 per share prior to the stock reverse split. Following the common stock’s 1-for-5 reverse split, we arrived at the share price to be $4.14 per share.

	5 years' earnings	Av. per year	1-for-5
	$'000	$'000	$'000
Earning	81,489.60	16,297.92	16,297.92

No. of shares	31,527,713	31,527,713	6,305,543

EPS	$2.5847	0.5169	2.5847

P/E ratio	1.60	1.60	1.60

Price	4.14	0.83	4.14

The management had begun investing in digital mining, crypto currency trading, and associated applications by the end of June 2021. And after the stock reverse split in July of 2021, the Company began its digital mining operations.

Based on the above analysis, the management believes that $4 per share is a relatively fair price for the acquisition transaction entered into in November 2021. This value of the per share price was mutually accepted by both parties in the negotiation process and was adopted in the final acquisition contract.

Note 10, page F-22

4.	Please tell us how you determined that the $750,000 of equity securities were not impaired at December 31, 2021. In this regard, please give us the following December 31, 2021 financial data for Archax and for Montis SPA: total assets; total liabilities; total revenue for the year; net income (loss) for the year. Also, you purchased 1.74% and 2.63% of the shares of Archax and Montis SPA from Hudson Capital USA Inc. in June 2021. Please tell us the percentage of shares owned by Hudson Capital USA Inc. of Archax and Montis at that time, as well as subsequent to your February 2022 transaction where you bought all of the shares of Hudson Capital USA Inc.

Response:	We acknowledge Staff’s comment and respectfully submit that Archax Ltd, a company incorporated under the laws of England (“Archax”) is the first ever digital securities exchange to be regulated by the Financial Conduct Authority (“FCA”) in London. Archax believes that digitized securities shall be the next generation exchange and have unlimited value in the future. Targeted at financial institutions as major clients, Archax also has been developing its FCA brokerage, custody and cryptoasset sub-sections. Archax has been building its FCA brokerage, custody, and cryptoasset sub-sections, with financial institutions as primary customers. Archax, founded by a group of conventional capital market experts and supported by a distinguished advisory board, provides a reliable bridge between the blockchain world and the current investment environment. The Archax team is used to operating in highly regulated markets, and has a thorough grasp of the blockchain ecosystem and tokenization, as well as a vision for how to develop them and open up digital assets to institutions in a consistent and transparent way. Archax's solutions are based on user-friendly, contemporary, durable, scalable, high-performance infrastructure architecture, hosted in top-tier datacenter space, and are integrated into the existing institutional trading system. Archax is building its own line of liquidable digital structured goods that will trade on its exchange platform as one of the major avant-garde global digital issuances. On September 28, 2021, Archax announced that its subsidiary Montis Digital Limited (“Montis”), is developing digitally native, blockchain based post-trade infrastructure platforms to allow tokenised assets, such as digital securities or security tokens, to efficiency and safely clear, settle or store so as to realise their full potential. Both Archax and Montis are members of the ecosystem of regulated digital securities exchanges and financial markets, and they are driving the exchange into a new era in which the Company will be active and focus on long-term business growth in Europe and throughout the world.

Following the investment, the Company got the most current information and caught up on recent development, technology, worldwide market knowledge of digital securities exchange and their associated services via Archax and Montis's quarterly reports to shareholders. These details may not be publicly accessible or may need substantial effort and time to gather and synthesize. Furthermore, Archax and Montis have fresh measures in the works to secure further licenses in other European financial hotspots such as Luxembourg and Gibraltar, and such efforts will become quantifiable assets with a new value on the whole enterprise. We believe that Archax and Montis have entered a rapid growth stage and are creating a lot of new value, making their assets seem to be worth more than their current book value. After taking into account the aforementioned favorable reasons, we took no impairment provision for the Archax and Montis investment, which was reported at cost for the fiscal year ended December 31, 2021. We are carefully observing the valuation of the Archax and Montis investments and will issue an early impairment if any unfavorable condition occurs that could cause their market valuation assessment to go below their book value. Due to the rapid development of Archax and Montis at the beginning of 2022, we have closely monitored the progress and obtained updated information from Archax and Montis management from time to time to ensure proper valuation of investment has been accessed and which has been accepted by Archax and Montis management with their quarterly report given to us for performance evaluation and valuation assessment.

Financial Data

As of December 31, 2021, the following financial information for Archax and Montis is measured in British pounds sterling (GBP), the exchange rate at December 31, 2021 was 0.7389 and average rate for year ended December 31, 2021 was 0.7274:

	Archax	Montis
	GBP	GBP
Total assets	9,144,863	450,866
Total liabilities	8,018,250	170,739
Total revenue	16,618	0
Net loss for the year	(5,765,395)	(759,823)

	Archax	Montis
	USD	USD
Total assets	12,376,404	610,190
Total liabilities	10,851,677	231,073
Total revenue	22,490	0
Net loss for the year	(7,925,661)	(1,044,525)

The Company bought its complete investment portfolio of Archax and Montis from Hudson Capital USA Inc. in June 2021, and there was no remaining investment balance of the two businesses after the acquisition. There is no subsequent addition acquisition of Archax and Montis through the February 2022 transaction on complete acquisition of Hudson Capital USA Inc.

Note 15, page F-24

12. Please provide the complete disclosures required by ASC 740-10-50.

Response: We acknowledge Staff’s comments and have replaced the Note 15 with the following:

Note 15 - TAXATION

The Company was incorporated in the state of Delaware, U.S.A. The Company did not generate any taxable income from its operations for the years ended December 31, 2021 and 2020.

During the ended December 31, 2021, the Company, Center Florence, Inc. (“CFI”), Center St. Louis LLC (“St. Louis”), and Florence Development, LLC (“Florence”) are subject to U.S. federal and Delaware franchise tax. New York Link Capital Inc. (“NY Link”), New York Tech Capital Inc. (“NY Tech”) are subject to U.S. federal and New York state income taxes, Royal Park, LLC (“Royal Park”) is subject to U.S. federal and South Carolina state income taxes.

For U.S. Federal income tax purpose, the Company and its subsidiaries did not elect to file consolidated tax returns and file separately as individual entity. For each company they have filed separate federal and state tax returns and calculated the relevant taxes for taxable income; and relevant net operating loss will be carry forwards according to relevant tax periods.

For U.S. Federal income tax purpose, the Company, NY Link, NY Tech, CFI, St. Louis, Royal Park and Florence have net operating loss, or NOL carryforwards of approximately $983,255 at December 31, 2021.

For Delaware franchise tax purpose, the Company, CFI, St. Louis, and Florence are subject to annual franchise tax and have no NOL carry forwards.

For New York income tax purpose, NY Link and NY Tech have no net operating loss, or NOL carry forwards at December 31, 2021.

For South Carolina income tax purpose, Royal Park has net operating loss, or NOL carry forwards of approximately $857,487 at December 31, 2021.

For year ended December 31, 2020, EGOOS Mobile Technology Company Limited (“EGOOS BVI”) was incorporated in the BVI. There is no income tax for a company domiciled in the BVI. Accordingly, the Company’s consolidated financial statements do not present any income tax provision related to the BVI tax jurisdiction where EGOOS BVI is domiciled.

EGOOS Mobile Technology Company Limited (“EGOOS HK”), which is subject to a 16.5% corporate income tax.

EGOOS HK has no net operating loss, or NOL carryforward, as EGOOS HK has no operation for the period.

Move the Purchase Consulting Management (Shenzhen) Co., Ltd. (“MPCM”), Guangzhou Yuzhi Information Technology Co., Ltd. (“GZYZ”), Shenzhen Qianhai Exce-card Technology Co., Ltd. (“SQEC”) and Guangzhou Rongsheng Information Technology Co., Ltd. (“GZRS”) are subject to PRC Enterprise Income Tax, which is 25% on taxable income.

MPCM, GZYZ, SQEC and GZRS has no net operating loss, or NOL carryforward, as they have no operation for the period.

a)	Corporate Income Taxes

The components of the income tax expense are as follows:

	2021	2020
Current	$-	$-
Deferred	-	-
Total	$-	$-

Taxes recoverable (payable) consisted of the following at December 31, 2021 and 2020:

	2021	2020
Income tax recoverable – current	$-	$-
Income tax payable – noncurrent	$-	$-

As of December 31, 2021 and 2020, noncurrent tax payable were $0 and $0.

The (benefit) provision for income taxes on loss from continuing operations consisted of the following:

	2021	2020
Current:
Federal	$-	$-
State	-	-
Hong Kong	-	-
	-	-

Deferred:
Federal	-	-
State	-	-
Total provision (benefit) for income taxes	$-	$-

The following is a reconciliation of the difference between the actual (benefit) provision for income taxes and the (benefit) provision computed by applying the federal statutory rate on income before income taxes from continuing operations:

	2021	2020
Tax at federal statutory rate	$-	$-
Foreign rate differential	-	-
Covid Relief Benefit	-	-
Others	-	-
Valuation allowance	-	-
Total provision (benefit) for income taxes	$-	$-

The following presents the aggregate dollar effects of the Company’s tax exemption from its continuing operations:

	2021	2020
Aggregate dollar effect of tax holiday	$-	$-

b)	Deferred Taxes Assets and Liabilities

Deferred tax assets and liabilities are recognized for the expected future tax consequences of differences between the carrying amounts of assets and liabilities and their respective tax bases using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred taxes are comprised of the following:

	2021	2020
Non-Current Deferred Tax Assets:
NOL (Federal )	$294,977	$-
NOL (NY)	-	-
NOL (SC)	42,874	-

Net Non-Current Deferred Tax Assets before Valuation Allowance	337,851	-
Less: Valuation Allowance	(337,851)	-
Non-Current Deferred Tax Assets, Net:	-	-
Total Deferred Assets, Net:	$-	$-

c)	Taxes Payable

Taxes payable consisted of the following:

	2021	2020
Corporate income tax payable	$-	$-
Franchise tax payable	1,200	800
Other surtaxes payable	-	-
Total	$1,200	$800

Should you have any questions regarding the foregoing, please do not hesitate to contact the Company’s counsel, Jay Kaplowitz, Esq. and Huan Lou, Esq. of Sichenzia Ross Ference LLP at (212) 930-9700.

Very truly yours,

By:	/s/ Jiang Hui
Name:	Jiang Hui
Chief Executive Officer